Exhibit 99.1

Public Takeover Period of WaveLight AG Ends

HUENENBERG, Switzerland - October 18, 2007 - Alcon's public takeover offer period for WaveLight AG has ended.  Settlement of the transaction will take place upon cartel clearance in China and Cyprus.   Alcon received cartel clearance in Spain earlier this week.

Upon settlement, Alcon will have control of 77.4 percent of the approximately 6.6 million outstanding WaveLight shares.  "I am very pleased with this result," commented Cary Rayment, Alcon president, chairman, and chief executive officer. "It enables us to integrate WaveLight operations with Alcon's global capabilities and create a leading force in the refractive laser market."

The number of WaveLight shares tendered to Alcon under the takeover offer was 3.1 million, or 47.5 percent of the outstanding shares. Alcon had also purchased 2.0 million WaveLight shares, or 29.9 percent, in the market or directly.

About Alcon (NYSE: ACL)

Alcon, Inc. is the world’s leading eye care company, with sales of approximately $4.9 billion in 2006. Alcon, which has been dedicated to the ophthalmic industry for 60 years, researches, develops, manufactures and markets pharmaceuticals, surgical equipment and devices, contact lens care solutions and other vision care products that treat diseases, disorders and other conditions of the eye. Alcon’s majority shareholder is Nestlé, S.A., the world’s largest food company.

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Legal disclaimer: This press release is neither an offer to buy nor a request to submit an offer to sell shares in WaveLight AG.

Caution Concerning Forward-Looking Statements. This press release may contain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Any forward- looking statements reflect the views of our management as of the date of this press release with respect to future events and are based on assumptions and subject to risks and uncertainties. Given these uncertainties, you should not place undue reliance on these forward-looking statements. Except to the extent required under the federal securities laws and the rules and regulations promulgated by the Securities and Exchange Commission, we undertake no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.

For information, contact:

Alcon

Doug MacHatton

Investor Relations

(001) 817-551-8974

doug.machatton@alconlabs.com

www.alcon.com